UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-26006

TARRANT APPAREL GROUP

(Exact name of registrant as specified in its charter)

801 S. Figueroa Street, Suite 2500, Los Angeles, CA 90017                    (323) 780-8250

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: one (1).

Effective August 20, 2009, Sunrise Merger Company, a California corporation (“Merger Sub”) and a wholly-owned subsidiary of Sunrise Acquisition Company, LLC, a California limited liability company (“Parent”), merged with and into Tarrant Apparel Group, a California corporation (the “Company”), with the Company surviving as a wholly-owned subsidiary of Parent. As consideration for the merger in which the Company became a wholly owned subsidiary of Merger Sub, each outstanding share of common stock of the Company immediately prior to the effective time of the merger (other than shares held in treasury, shares owned by the Company’s subsidiaries, Parent and Merger Sub immediately prior to the effective time of the Merger (including shares contributed by Gerard Guez, Todd Kay and Todd Kay and Kimberly Smith Kay Trustees Kay Living Trust for equity interests in Parent) and shares held by shareholders who properly exercised dissenters’ rights under California law) was canceled and converted into the right to receive $0.85 in cash, without interest.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TARRANT APPAREL GROUP

Date: August 20, 2009	By:	/s/ Patrick Chow
Patrick Chow
Chief Financial Officer